Exhibit 99.1

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2018

Tel-Aviv, Israel, September 25, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the three and six months ended June 30, 2018.

Financial Highlights

•
Revenues were approximately €8.2 million for the six months ended June 30, 2018, compared to approximately €6.8 million for the six months ended June 30, 2017. The increase in revenues for the first half of 2018 reflects the commencement of operations at the Company’s two waste-to-energy projects in the Netherlands and the results of the Talmei Yosef project, acquired in October 2017, partially offset by lower revenues in Italy due to relatively lower radiation levels compared to the first half of 2017.

•
Operating expenses were approximately €2.6 million for the six months ended June 30, 2018, compared to approximately €0.9 million for the six months ended June 30, 2017. The increase in operating expenses is mainly attributable to additional operating expenses resulting from the commencement of operations at the Company’s two waste-to-energy projects in the Netherlands and from the Talmei Yosef project. Depreciation expenses were approximately €2.8 million for the six months ended June 30, 2018, compared to approximately €2.2 million for the six months ended June 30, 2017.

•
Project development costs were approximately €1.8 million for the six months ended June 30, 2018, compared to approximately €1.4 million for the six months ended June 30, 2017. The increase in project development costs is mainly attributable to consultancy expenses in connection with the Talasol Project.

•
General and administrative expenses were approximately €2 million for the six months ended June 30, 2018, compared to approximately €1.2 million for the six months ended June 30, 2017. The increase in general and administrative expenses resulted mainly from payment of approximately €0.4 million pursuant to a VAT assessment agreement from previous years in Israel and related expenses and from increased expenses resulting from the commencement of operations of the Company’s two waste-to-energy projects in the Netherlands and from the Talmei Yosef project.

•
The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.5 million for the six months ended June 30, 2018, compared to a loss of approximately €0.07 million in the six months ended June 30, 2017. The increase in the Company’s share of profit of equity accounted investee is mainly attributable to an increase in sales of electricity by Dorad due to increased production and lower financing expenses incurred by Dorad for the six months ended June 30, 2018 as a result of the CPI indexation of loans from banks and related parties.

•
Financing expenses, net was approximately €0.9 million for the six months ended June 30, 2018, compared to approximately €5.8 million for the six months ended June 30, 2017. The decrease in financing expenses was mainly due to: (i) a profit of approximately €0.3 million for the six months ended June 30, 2018 in connection with the reevaluation of derivatives, compared to a loss of approximately €1.6 million for the six months ended June 30, 2017, and (ii) income in connection with exchange rate differences amounting to approximately €0.7 million in the six months ended June 30, 2018, mainly in connection with the Company’s NIS denominated Debentures and the loan to an equity accounted investee, caused by the 2.5% revaluation of the euro against the NIS during this period, compared to expenses in connection with the exchange rate differences amounting to approximately €2.8 million caused by the 1.4% devaluation of the euro against the NIS during the six months ended June 30, 2017.

•
Tax benefit was approximately €0.2 million for the six months ended June 30, 2018, compared to taxes on income of approximately €0.6 million for the six months ended June 30, 2017. The tax benefit for the six months ended June 30, 2018 resulted mainly from deferred tax income included in connection with the application of a tax incentive in the Netherlands claimable upon filing the relevant tax return by reducing the amount of taxable profit.

•	Net loss was approximately €1.1 million for the six months ended June 30, 2018, compared to approximately €5.4 million for the six months ended June 30, 2017.

•
Total other comprehensive loss was approximately €1 million for the six months ended June 30, 2018, compared to a profit of approximately €0.7 million for the six months ended June 30, 2017. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €2.2 million for the six months ended June 30, 2018, compared to approximately €4.7 million for the six months ended June 30, 2017.

•	EBITDA was approximately €2.4 million for the six months ended June 30, 2018, compared to approximately €3.2 million for the six months ended June 30, 2017.

•
Net cash from operating activities was approximately €2.3 million for the six months ended June 30, 2018, compared to approximately €0.6 million for the six months ended June 30, 2017. The increase in net cash from operating activities is mainly from an interest payment received during 2018 on a loan to an equity accounted investee and from increased cash flow resulting from the commencement of operations of a waste-to-energy project in the Netherlands and Talmei Yosef project.

•
In May 2018, the Company entered into a €35.9 million project finance Facility Agreement (the “Facility Agreement”). The Facility Agreement was executed among several of the Company’s Italian subsidiaries (the “Subsidiaries”) and Mediocredito Italiano S.p.A and Intesa Sanpaolo S.p.A. (as account bank). The euro 35.9 million principal amount is divided into: (i) term loan facilities in the aggregate amount of euro 33.7 million with terms ending in May 2028, and (ii) revolving facilities, aimed to cover financial needs for the debt service coverage in case of liquidity shortfall, in the aggregate amount of euro 2.2 million with terms ending in November 2027. The loans provided under the Facility Agreement bear an annual interest rate equal to the Euribor 6 month rate plus a margin of 185 basis points. The Subsidiaries entered into the swap agreements on May 29, 2018 with respect to approximately Euro 25 million (with a decreasing notional principal amount based on the amortization table) until May 2028, replacing the Euribor 6 month rate with a fixed interest rate of 0.71%, resulting in a fixed interest rate of 2.56%. The Subsidiaries partially used the funds borrowed under the Facility Agreement to repay outstanding loans and leasing agreements in the aggregate amount of approximately €13.2 million.

•
As of September 1, 2018, the Company held approximately €47.5 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €5.4 million in restricted short-term and long-term cash and marketable securities.

Ran Fridrich, CEO and a board member of Ellomay commented: “The results for the first half of 2018 meet our expectations and reflect a strong cash flow from operating activities and an increase in revenues. We expect that the commencement of operations of the projects that are currently in the development stage – Talasol in Spain and the pumped storage project in the Manara Cliff, as well as other projects – will in the future bring about substantial increase in the Ellomay’s revenues and profit.”

Information for the Company’s Series A and Series B Debenture Holders

As of June 30, 2018, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €17.1 million (consisting of approximately €73.4 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €56.4 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately €47.8 million of cash and cash equivalents and marketable securities and net of approximately €64.9 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: kaliaw@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

		December 31,	June 30,	June 30,
		2017	2018	2018
		Audited	Unaudited	Unaudited
	Note	€ in thousands		Convenience Translation into US$ in thousands
Assets
Current assets
Cash and cash equivalents		23,962	45,610	53,171
Marketable securities		2,162	2,238	2,609
Restricted cash and marketable securities		3,265	3,346	3,901
Receivable from concession project		1,286	1,263	1,472
Financial assets		1,249	1,293	1,507
Trade and other receivables	5	10,645	10,653	12,419
		42,569	64,403	75,079
Non-current assets
Investment in equity accounted investee	6	27,655	26,780	31,220
Advances on account of investments	6	8,825	8,805	10,265
Receivable from concession project		27,725	26,685	31,109
Fixed assets		78,837	79,374	92,533
Intangible asset		5,505	5,077	5,919
Restricted cash and deposits		3,660	2,005	2,337
Deferred tax		1,777	2,314	2,698
Long term receivables	5	1,535	1,305	1,521
		155,519	152,345	177,602
Total assets		198,088	216,748	252,681

Liabilities and Equity
Current liabilities
Current maturities of long term loans		3,103	5,196	6,057
Debentures		4,644	4,541	5,294
Trade payables		1,349	1,677	1,955
Other payables		2,187	2,964	3,455
		11,283	14,378	16,761
Non-current liabilities
Finance lease obligations		3,690	-	-
Long-term loans		42,091	63,676	74,232
Debentures		52,987	51,814	60,404
Deferred tax		5,982	6,022	7,020
Other long-term liabilities		4,555	5,535	6,453
		109,305	127,047	148,109
Total liabilities		120,588	141,425	164,870

Equity
Share capital		19,980	19,980	23,292
Share premium		58,339	58,341	68,013
Treasury shares		(1,736)	(1,736)	(2,024)
Reserves		2,357	1,289	1,503
Accumulated deficit		(299)	(1,197)	(1,395)
Total equity attributed to shareholders of the Company		78,641	76,677	89,389
Non-Controlling Interest		(1,141)	(1,354)	(1,578)
Total equity		77,500	75,323	87,811
Total liabilities and equity		198,088	216,748	252,681

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (in thousands, except per share data)

	For the year ended December 31,	For the three months ended June 30,		For the six months ended June 30		For the six months ended June 30,
	2017	2017	2018	2017	2018	2018
	Audited	Unaudited		Unaudited		Unaudited
	€ in thousands	€ in thousands		€ in thousands		Convenience Translation into US$*
Revenues	13,636	4,245	5,119	6,768	8,151	9,502
Operating expenses	(2,549)	(359)	(1,710)	(863)	(2,610)	(3,043)
Depreciation expenses	(4.518)	(1,101)	(1,409)	(2,198)	(2,767)	(3,226)
Gross profit	6,569	2,785	2,000	3,707	2,774	3,233

Project development costs	**(2,739)	**(762)	(975)	**(1,431)	(1,771)	(2,065)
General and administrative expenses	**(2,420)	**(620)	(792)	**(1,210)	(1,977)	(2,305)
Share of profits of equity accounted investee	1,531	(857)	(662)	(73)	501	584
Other income, net	18	4	69	9	73	85
Operating profit (loss)	2,959	550	(360)	1,002	(400)	(468)

Financing income	1,333	203	475	291	1,588	1,851
Financing expenses in connection with derivatives and other assets, net	(3,156)	(1,590)	737	(1,590)	285	332
Financing expenses	(7,405)	(2,360)	(1,769)	(4,463)	(2,789)	(3,251)
Financing expenses, net	(9,228)	(3,747)	(557)	(5,762)	(916)	(1,068)
Loss before taxes on income	(6,269)	(3,197)	(917)	(4,760)	(1,316)	(1,536)
Taxes on income	(372)	(533)	193	(649)	182	212
Loss for the period	(6,641)	(3,730)	(724)	(5,409)	(1,134)	(1,324)
Loss attributable to:
Owners of the Company	(6,115)	(3,615)	(642)	(5,166)	(898)	(1,048)
Non-controlling interests	(526)	(115)	(82)	(243)	(236)	(276)
Loss for the period	(6,641)	(3,730)	(724)	(5,409)	(1,134)	(1,324)
Other comprehensive income (loss) items that after
initial recognition in comprehensive income (loss)
were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(359)	(456)	499	214	(799)	(931)

Effective portion of change in fair value of cash flow hedges	(1,244)	(126)	202	(126)	(724)	(844)
Net change in fair value of cash flow hedges transferred to profit or loss	1,382	618	(277)	618	478	557
Total other comprehensive income (loss)	(221)	36	424	706	(1,045)	(1,218)
Total comprehensive loss for the period	(6,862)	(3,694)	(301)	(4,703)	(2,179)	(2,542)

Basic net loss per share	(0.57)	(0.31)	(0.06)	(0.49)	(0.08)	(0.1)
Diluted net loss per share	(0.57)	(0.31)	(0.06)	(0.49)	(0.08)	(0.1)

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)

** The Company changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	Operations	Reserve	Total
	€ in thousands
For the six month ended June 30,
2018 (unaudited):
January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Loss for the year	-	-	(898)	-	-	-	(898)	(236)	(1,134)
Other comprehensive loss for the year	-	-	-	-	(822)	(246)	(1,068)	23	(1,045)
Total comprehensive loss for the year	-	-	(898)	-	(822)	(246)	(1,966)	(213)	(2,179)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Balance as at
June 30, 2018	19,980	58,341	(1,197)	(1,736)	1,397	(108)	76,677	(1,354)	75,323

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	Operations	Reserve	Total
	US$ in thousands*
For the six month ended June 30,
2018 (unaudited):
January 1, 2018	23,292	68,010	(347)	(2,024)	2,587	161	91,679	(1,329)	90,350
Loss for the year	-	-	(1,048)	-	-	-	(1,048)	(276)	(1,324)
Other comprehensive loss for the year	-	-	-	-	(958)	(287)	(1,245)	27	(1,218)
Total comprehensive loss for the year	-	-	(1,048)	-	(958)	(287)	(2,293)	(249)	(2,542)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	3	-	-	-	-	3	-	3
Balance as at
June 30, 2018	23,292	68,013	(1,395)	(2,024)	1,629	(126)	89,389	(1,578)	87,811

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	Operations	Reserve	Total
	€ in thousands
For the year ended
December 31, 2017 (audited):
Balance as at
January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the year	-	-	(6,115)	-	-	-	(6,115)	(526)	(6,641)
Other comprehensive loss for the year	-	-	-	-	(445)	138	(307)	86	(221)
Total comprehensive loss for the year	-	-	(6,115)	-	(445)	138	(6,422)	(440)	(6,862)
Transactions with owners of the Company, recognized directly in equity:
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Share-based payments	-	5	-	-	-	-	5	-	5
Balance as at
December 31, 2017	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500

								Non- controlling	Total
		Attributable to shareholders of the Company						Interests	Equity
					Translation
	Share	Share	Retained earnings (accumulated	Treasury	reserve from foreign	Hedging
	capital	premium	deficit)	shares	Operations	Reserve	Total
	€ in thousands
For the six month ended June 30,
2017 (unaudited):
Balance as at
January 1, 2017	19,980	58,334	5,816	(1,722)	2,664	-	85,072	(701)	84,371
Loss for the period	-	-	(5,166)	-	-	-	(5,166)	(243)	(5,409)
Other comprehensive loss for the period	-	-	-	-	222	492	714	(8)	706
Total comprehensive loss for the period	-	-	(5,166)	-	222	492	(4,452)	(251)	(4,703)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2
Own shares acquired	-	-	-	(14)	-	-	(14)	-	(14)
Balance as at
June 30, 2017	19,980	58,336	650	(1,736)	2,886	492	80,608	(952)	79,656

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the year ended December 31, 2017	For the three months ended June 30, 2017	For the three months ended June 30, 2018	For the six months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2018
	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Loss for the period	(6,641)	(3,730)	(725)	(5,409)	(1,134)	(1,324)
Adjustments for:
Financing expenses, net	9,228	3,747	557	5,762	916	1,068
Depreciation	4,518	1,101	1,409	2,198	2,767	3,226
Share-based payment transactions	5	2	1	2	2	3
Share of profits of equity accounted investees	(1,531)	857	662	73	(501)	(584)
Payment of interest on loan from an equity accounted investee	407	-	-	-	1,176	1,371
Change in trade receivables and other receivables	2,012	377	(525)	299	156	182
Change in other assets	126	440	(536)	804	135	157
Change in receivables from concessions project	(84)	-	372	-	622	725
Change in accrued severance pay, net	2	-	17	1	17	20
Change in trade payables	(258)	(542)	(21)	(215)	328	382
Change in other payables	(2,655)	(2,748)	113	(2,282)	(310)	(361)
Taxes on income	372	533	(193)	649	(182)	(212)
Income taxes paid	(42)	-	(15)	-	(16)	(19)
Interest received	505	137	493	225	888	1,035
Interest paid	(3,659)	(1,359)	(2,215)	(1,514)	(2,597)	(3,028)
Net cash provided by operating activities	2,305	(1,185)	606	593	2,267	2,641

Cash flows from investing activities
Acquisition of fixed assets	(7,576)	(2,752)	(1,494)	(4,116)	(2,606)	(3,038)
Acquisition of subsidiary, net of cash acquired	(9,851)	-	-	-	-	-
Advances on account of investments	(8,000)	(8,942)	-	(8,978)	-	-
Repayment of loan to an equity accounted investee	-	-	-	-	490	571
Acquisition of marketable securities	(6,677)	(4,711)	-	(6,677)	-	-
Proceeds from marketable securities	1,277	-	-	-	-	-
Decrease in restricted cash, net	3,225	(103)	1,525	3,226	1,604	1,870
Proceeds of Forward contract	-	-	407	-	407	474
Settlement of derivatives, net	620	-	(199)	(2,027)	(184)	(215)
Loans to others	(361)	(361)	-	(361)	-	-
Net cash used in investing activities	(27,343)	(16,869)	239	(18,933)	(289)	(338)

Cash flows from financing activities
Repayment of long-term loans and finance lease obligations	(2,224)	(664)	(14,550)	(746)	(14,727)	(17,168)
Proceeds from issuance of debentures, net	31,175	-	-	31,175	-	-
Repayment of Debentures	(4,842)	-	-	-	-	-
Proceeds from long-term loans	5,575	3,450	34,461	5,419	34,501	40,221
Repurchase of own shares	(14)	(1)	-	(14)	-	-
Net cash provided by (used in) financing activities	29,670	2,785	19,911	35,834	19,774	23,053

Effect of exchange rate fluctuations on cash and cash equivalents	(3,156)	(1,689)	97	(1,836)	(104)	(119)
Increase in cash and cash equivalents	1,476	(16,958)	19,641	15,658	21,648	25,237
Cash and cash equivalents at the beginning of the period	22,486	55,102	25,969	22,486	23,962	27,934
Cash and cash equivalents at the end of the period	23,962	38,144	45,610	38,144	45,610	53,171

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Loss to EBITDA (in thousands)

	For the year ended December 31,	For the three months ended June 30,		For the six months ended June 30,		For the six months ended June 30,
	2017	2017	2018	2017	2018	2018
	Unaudited
	€ in thousands					Convenience Translation into US$*
Net loss for the period	(6,641)	(3,730)	(725)	(5,409)	(1,134)	(1,324)
Financing expenses, net	9,228	3,747	557	5,762	916	1,068
Taxes on income	372	533	(193)	649	(182)	(212)
Depreciation	4,518	1,101	1,409	2,198	2,767	3,226
EBITDA	7,477	1,651	1,048	(3,200)	2,367	2,758

* Convenience translation into US$ (exchange rate as at June 30, 2018: euro 1 = US$ 1.166)